UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

OF THE SECURITIES EXCHANGE ACT OF 1934

Date of Report: September 3, 2024

(Commission File No. 001-39308)

CALLIDITAS THERAPEUTICS AB

(Translation of registrant’s name into English)

Kungsbron 1, D5
SE-111 22
Stockholm, Sweden
(Address of registrant’s principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

INFORMATION CONTAINED IN THIS REPORT ON FORM 6-K

Following the announcement by Asahi Kasei Corporation (“Asahi Kasei”) on September 2, 2024 that it controls more than 90 percent of the outstanding shares of Calliditas Therapeutics AB (“Calliditas” or the “Company”), and declared its two offers to purchase all of the outstanding Common Shares and ADSs of Calliditas unconditional, and intends to initiate compulsory redemption of the remaining shares of the Company, the Board of Directors of Calliditas has resolved, in accordance with a request from Asahi Kasei, to take certain corporate actions.

Delisting of Common Shares and Delisting, Deregistration, and Termination of ADS Program

In light of the above, and in accordance with a request from Asahi Kasei, the Board of Directors of Calliditas has resolved to apply for delisting of the Company’s common shares (the “Common Shares”) from Nasdaq Stockholm, as well as its American Depositary Shares (“ADSs”) representing its Common Shares from the Nasdaq Global Select Market.

The last day of trading in the Common Shares on Nasdaq Stockholm will be announced as soon as Calliditas has received confirmation thereof from Nasdaq Stockholm.

The Company intends to file a Form 25 with the U.S. Securities and Exchange Commission (“SEC”) on or about September 13, 2024. The delisting of the ADSs is expected to become effective on or about September 23, 2024. Following the effectiveness of the delisting of the Company’s ADSs from Nasdaq, the Company intends to deregister the ADSs and suspend its reporting obligations under the Securities Exchange Act of 1934, as amended. The Company has also notified the ADS depositary that it intends to terminate the depositary agreement and the ADS program.

Extraordinary General Meeting

The Board of Directors of Calliditas, at the request of Asahi Kasei, has convened an Extraordinary General Meeting to be held on September 30, 2024 for, among other things, the election of a new Board of Directors. The Notice of Extraordinary General Meeting is attached hereto as Exhibit 99.2.

Loan Agreements

In order to facilitate the completion of the offers by Asahi Kasei, the Company has entered into an amendment to its credit agreement with Athyrium Capital Management, LP (“Athyrium”) to provide for an extension of the date by which the credit facility is required to be repaid, in exchange for certain payments to Athyrium based on the date of repayment. In connection with this amendment, the Company also entered into a loan agreement with Asahi Kasei (the “Asahi Kasei Loan Agreement”) to fund the repayment to Athyrium. Under the Asahi Kasei Loan Agreement, Asahi Kasei has agreed to lend the Company $133,000,000 at an interest rate of 4.69% per annum, to be repaid over the next four years.

Forward-Looking Statements

This Form 6-K contains forward-looking statements concerning the Company, Asahi Kasei and the offers that involve a number of risks and uncertainties. Words such as “believes”, “anticipates”, “plans”, “expects”, “seeks”, “estimates”, and similar expressions are intended to identify forward-looking statements, but other statements that are not historical facts may also be deemed to be forward-looking statements. These forward-looking statements include statements about the Company’s plans, objectives, expectations and intentions including the Company’s intention to delist its securities from Nasdaq, deregister the ADSs, terminate the ADS program, convene an extraordinary general meeting, enter into certain agreements, and take other related actions. Although the Company believes its expectations are based on reasonable assumptions, all statements other than statements of historical fact included in this company announcement about future events are subject to (i) change without notice and (ii) factors beyond the Company’s control, including pursuant to regulatory intervention. Additional important factors that could cause actual results to differ materially from those indicated by such forward-looking statements are set forth in the Schedule 14D-9, the Company’s Annual Report on Form 20-F and subsequent interim reports on Form 6-K, which are on file with the SEC and available at the SEC’s website at www.sec.gov and on the “Investors” page of the Company’s website, www.calliditas.se/en/investors/, under the heading “SEC Filings”, and in any subsequent documents Calliditas files or furnishes with the SEC. Except as required by law, the Company assumes no obligation to update these forward-looking statements publicly, or to update the reasons actual results could differ materially from those anticipated in the forward-looking statements, even if new information becomes available in the future.

Enclosed hereto is a copy of an announcement published by Calliditas Therapeutics AB on September 3, 2024.

EXHIBIT INDEX

Exhibit	Description
99.1	Press Release dated September 3, 2024
99.2	Notice of Extraordinary General Meeting

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CALLIDITAS THERAPEUTICS AB

Date: September 3, 2024	By:	/s/ Fredrik Johansson
Fredrik Johansson
Chief Financial Officer